UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FOXO TECHNOLOGIES INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

351471107

(CUSIP Number of Class A Common Stock Underlying Warrants)

Tyler Danielson

Interim Chief Executive Officer

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

(612) 562-9447

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Nimish Patel, Esq.

Blake Baron, Esq.

Mitchell Silberberg & Knupp LLP

2049 Century Park East, 18th Floor

Los Angeles, California 900064

(310) 312-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by FOXO Technologies Inc. (the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to the offer by the Company to each holder of the Company’s warrants to purchase one share of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), per warrant at an exercise price of $6.21, subject to adjustment, that were originally issued to accredited investors by FOXO Technologies Operating Company (“Legacy FOXO”) in a private placement of convertible debentures (the “Original Debentures”) and warrants to purchase shares of Class A common stock of Legacy FOXO (the “Original Warrants” and, together with the Original Debentures, the “Original Securities”) and assumed by us pursuant to the Business Combination (as defined below), outstanding as of April 27, 2023 (the “Assumed Warrants” and together with the Original Debentures and the Original Warrants, the “Securities”), to receive 4.83 shares of Class A Common Stock (the “Exchange Consideration”) in exchange for each outstanding Assumed Warrant tendered by the holder and exchanged pursuant to the Offer (as defined below). The Offer is made upon and subject to the terms and conditions set forth in the Offer to Exchange Warrants to Acquire Shares Of Class A Common Stock and Consent Solicitation of FOXO Technologies Inc. (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(B), and in the related Letter of Transmittal and Consent, a copy of which is filed herewith as Exhibit (a)(1)(C) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

If all outstanding Assumed Warrants are tendered in the Offer, the Company’s obligation to issue 1,905,853 shares of Class A Common Stock under the Assumed Warrants would be eliminated and approximately 9,205,270 shares of Class A Common Stock, subject to the Stockholder Approval (as defined below), would be issued to the Assumed Warrant holders in exchange for the Assumed Warrants.

The Class A Common Stock is listed on NYSE American LLC (“NYSE American”) and, as a result, we are subject to the rules and regulations of NYSE American. Although we do not know the exact number of shares of Class A Common Stock to be issued pursuant to the Offer, it is likely that the consummation of the Offer will result in the issuance of more than 20% of our currently outstanding Class A Common Stock. As a result, stockholder approval of the issuance (the “Stockholder Approval”) is required by Section 713(a) of the NYSE American Company Guide, and such issuance will be submitted to the Company’s stockholders for approval at our 2023 annual meeting of stockholders tentatively scheduled to be held on May 26, 2023. Obtaining the Stockholder Approval is a condition to the Offer, which condition may not be waived by the Company.

The Assumed Warrants and the Class A Common Stock issuable in the Offer are “restricted securities” and may not be sold by the holder absent a registration statement covering the resale of the shares or an exemption from the registration requirements of federal and applicable state securities laws. There is no established trading market for the Assumed Warrants, and we do not intend to list the Assumed Warrants for trading on any exchange or market. The Company will undertake at its sole expense to file a resale registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering all of the shares of Class A Common Stock to be issued pursuant to the Offer promptly following the issuance of such shares of Class A Common Stock to holders of the Assumed Warrants in the Offer, but no later than 30 days thereafter.

As part of the Offer, we also are soliciting consents from holders of the Assumed Warrants to amend and restate in its entirety the Securities Purchase Agreement, dated as of January 25, 2021 (as amended from time to time prior to the date hereof, including by that certain Revised Contingent Amendment Agreement effective as of February 22, 2022, the “Original Securities Purchase Agreement”), by and between Legacy FOXO (and assumed by the Company in connection with the Business Combination) and each purchaser of Original Securities identified on the signature pages thereto (the “Securityholders”), which governs all of the Securities, pursuant to the Amended and Restated Securities Purchase Agreement in the form attached as Exhibit A-1 to the Letter of Transmittal and Consent (the “Amendment and Restatement”). The Amendment and Restatement will amend and restate the Original Securities Purchase Agreement in its entirety and provide that the issuance of shares of Class A Common Stock and certain issuances of Common Stock Equivalents (as defined in the Original Securities Purchase Agreement) in connection with the Offer, the PIK Note Amendment, the 2022 Debenture Release, a Private Placement and a Public Financing, and as Private Placement Additional Consideration (each as defined below), as well as any previous issuance of Class A Common Stock or Common Stock Equivalents (as defined in the Original Securities Purchase Agreement), do not trigger, and cannot be deemed to have triggered, any anti-dilution adjustments in the Securities.

1

In order to participate in the Offer, holders of Assumed Warrants must agree to a general release in the form attached as Exhibit A-5 to the Letter of Transmittal and Consent (the “General Release Agreement”).

Concurrently with the Offer, the Company is soliciting approval from the holders of the Company’s 15% Senior Promissory Notes (the “PIK Notes”), pursuant to separate offer documents, of certain amendments to the PIK Notes, in exchange for shares of Class A Common Stock (the “PIK Note Offer to Amend”). Such amendments are subject to approval of the PIK Note holders and such issuance is subject to stockholder approval. Specifically, the Company is soliciting amendments to the Senior Promissory Note Purchase Agreement, dated September 20, 2022, between the Company and each purchaser thereof (the “PIK Note Purchase Agreement”), which governs all of the PIK Notes, to permit the following issuances by the Company of Class A Common Stock and Common Stock Equivalents (as defined in the PIK Note Purchase Agreement), without prepaying the PIK Notes as required by the terms of the PIK Note Purchase Agreement: (i) the issuance of shares of Class A Common Stock in the Offer, (ii) the issuance of shares of Class A Common Stock in the PIK Note Offer to Amend, (iii) the issuance of shares of Class A Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement) in connection with the 2022 Debenture Release, (iv) the issuance of shares of Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement) in (a) a private placement of the Company’s equity, equity-linked or debt securities resulting in gross proceeds to the Company no greater than $5 million (a “Private Placement”) and/or (b) a registered offering of the Company’s equity, equity-linked or debt securities resulting in gross proceeds to the Company no greater than $20 million (a “Public Financing”); provided that (A) the proceeds of a Private Placement resulting in gross proceeds to the Company of at least $2 million are used by the Company to prepay not less than 25% of the Outstanding Principal Balance (as defined in the PIK Notes) as of the date of prepayment on a pro-rata basis upon the closing of such Private Placement, and (B) the proceeds of a Public Financing resulting in gross proceeds to the Company of at least $10 million are used by the Company to prepay all of the Outstanding Principal Balance as of the date of prepayment upon the closing of such Public Financing, and (v) the issuance of shares of Class A Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement) as Private Placement Additional Consideration (collectively, the “PIK Note Amendment”). Pursuant to the PIK Note Offer to Amend, and assuming stockholder approval of the issuance of the shares in connection therewith, consenting holders of the PIK Notes will receive, assuming receipt of the consent to approve the PIK Note Amendment from holders that purchased at least 50.01% in interest of the aggregate principal balance of the PIK Notes, 1.25 shares of Class A Common Stock for every $1.00 of the original principal amount of their PIK Notes, on the terms and subject to the conditions of the PIK Note Offer to Amend. Assuming the Company receives consents from all PIK Note holders and stockholder approval is obtained, on the terms and subject to the conditions of the PIK Note Offer to Amend, the Company will issue on a pro rata basis to the holders of the PIK Notes approximately 4,321,875 shares of Class A Common Stock in consideration for the PIK Note Amendment. This Schedule TO, the Offer and the Offer Letter do not relate to the PIK Note Offer to Amend or the PIK Note Amendment.

In connection with the PIK Note Offer to Amend, on the terms and subject to the conditions of the PIK Note Offer to Amend, the Company will undertake at its sole expense to file a resale registration statement with the SEC covering all of the shares of Class A Common Stock to be issued pursuant to the PIK Note Offer to Amend promptly following the issuance of such shares of Class A Common Stock to holders of the PIK Notes in the PIK Note Offer to Amend, but no later than 30 days thereafter. Subject to the terms and conditions of the PIK Note Offer to Amend, the Company may not effect a reverse split of the outstanding shares of Class A Common Stock sooner than 15 calendar days after such registration statement is declared effective by the SEC without prepaying the PIK Notes in full.

The board of directors of the Company has also authorized the Company to offer Class A Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement or the Original Securities Purchase Agreement, as applicable) in exchange for a general release by the former holders of 10% Original Issue Discount Convertible Debentures issued in 2022 by Legacy FOXO (the “2022 Debentures”), which 2022 Debentures were automatically converted into Class A common stock of Legacy FOXO and exchanged by the Company for Class A Common Stock in connection with the Business Combination, subject to stockholder approval and other conditions to be determined by the Company, at a future date to be determined by the Company (the “2022 Debenture Release”). As currently contemplated, and subject to change, each former holder of the 2022 Debentures that executes such general release would receive approximately 0.67 shares of Class A Common Stock for every $1.00 of original principal amount of its 2022 Debentures, and if all former holders of 2022 Debentures execute such general release, approximately 18,760,000 shares of Class A Common Stock would be issued by the Company to such former holders of the 2022 Debentures.

If the Company conducts a Private Placement because the PIK Note Amendment has been approved, each investor who participates in the Private Placement who was a holder of Assumed Warrants or holder of PIK Notes as of the commencement of the Offer, or the PIK Note Offer to Amend, as applicable, and each former holder of 2022 Debentures, may receive additional shares of Class A Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement or the Original Securities Purchase Agreement, as applicable) as further consideration for participating in the Private Placement, in addition to the equity purchase price and other terms of such Private Placement offered to all investors, whether or not such holder of Assumed Warrants tendered Assumed Warrants or consented to the Amendment and Restatement in the Offer and whether or not such holder of PIK Notes consented to the PIK Note Amendment in the PIK Note Offer to Amend (the “Private Placement Additional Consideration”).

2

Pursuant to the terms of the Original Securities Purchase Agreement, the consent of the Securityholders that purchased at least 50.01% in interest of the Original Debentures, based on the initial Subscription Amounts (as defined in the Original Securities Purchase Agreement) thereof, is required to approve the Amendment and Restatement. Therefore, one of the conditions to the adoption of the Amendment and Restatement (which may not be waived by the Company) is the receipt of the consent of holders of Assumed Warrants that purchased at least 50.01% in interest of the Original Debentures based on the initial Subscription Amounts thereof. Holders of Assumed Warrants may not consent to the Amendment and Restatement without tendering some or all of their Assumed Warrants in the Offer and such holders may not tender any of their Assumed Warrants without consenting to the Amendment and Restatement.

One of the conditions to the consummation of the Offer (which condition may be waived by the Company, in its sole discretion) is that Assumed Warrants, the holders of which purchased at least 50.01% in interest of the Original Debentures based on the initial Subscription Amounts thereof, are tendered in the Offer.

By executing and delivering a Letter of Transmittal and Consent, together with any other required documents in accordance with the terms of the Offer, electing thereby to participate in the Offer, you will be deemed to have authorized, approved, consented to and executed the Amendment and Restatement and the General Release Agreement.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Exchange Act. The information in the Offer Letter and the related Letter of Transmittal and Consent is incorporated herein by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is FOXO Technologies Inc. The Company’s principal executive offices are located at 729 N. Washington Ave., Suite 600, Minneapolis, MN 55401. The Company’s telephone number is (612) 562-9447.

(b) Securities. The subject securities are all of the Company’s outstanding Assumed Warrants, which were originally issued as Original Warrants but then assumed by the Company (f/k/a Delwinds Insurance Acquisition Corp.) in connection with the business combination between the Company and Legacy FOXO consummated on September 15, 2022 (the “Business Combination”). Each Assumed Warrant entitles its holder to purchase one share of Class A Common Stock at an exercise price per share of $6.21, subject to adjustments. The Offer does not relate to the 316,250 warrants to purchase Class A Common Stock that were privately issued in connection with the initial public offering of our predecessor, Delwinds Insurance Acquisition Corp. (“Delwinds”) on December 10, 2020 (the “IPO”), pursuant to an exemption from registration under the Securities Act of 1933, as amended, or the 10,062,500 warrants to purchase Class A Common Stock that were publicly issued in connection with the IPO.

As of April 27, 2023, there were 1,905,853 Assumed Warrants outstanding. The actual number of shares of Class A Common Stock that will be issued will depend on the number of Assumed Warrants tendered and accepted for exchange and cancelled. If all of the outstanding Assumed Warrants are tendered and accepted for exchange, an aggregate of 9,205,270 shares of Class A Common Stock will be issued in connection with the Offer. Assumed Warrants that are validly tendered and accepted for exchange will be cancelled.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 8, Price Range of Class A Common Stock” is incorporated herein by reference.

3

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth under Item 2(a) is incorporated herein by reference. The names of the executive officers and directors of the Company as of April 27, 2023 and other persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o FOXO Technologies Inc., 729 N. Washington Ave., Suite 600, Minneapolis, MN 55401. The Company’s telephone number is (612) 562-9447.

Name	Position
Tyler Danielson	Interim Chief Executive Officer and Chief Technology Officer
Robert Potashnick	Chief Financial Officer
Brian Chen, PhD	Chief Science Officer
Michael Will	General Counsel
Taylor Fay (1)	Chief Operating Officer
Bret Barnes	Chairman and Director
Murdoc Khaleghi	Director
Andrew J. Poole	Director

(1) On April 12, 2023, Taylor Fay notified the Company of his decision to resign as Chief Operating Officer of the Company, effective as of April 28, 2023, to pursue other opportunities.

The information set forth in the Offer Letter under “The Offer, Section 5.E., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer Letter under “The Offer, Sections 1 through 17” is incorporated herein by reference.

(b) Purchases. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 10, Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Purposes of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Assumed Warrants will be retired and cancelled. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purposes of the Offer—Purpose of the Offer” is incorporated herein by reference.

(c) Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its board of directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.

4

Except as described in the Offer Letter under “Risk Factors” and “The Offer,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from a national securities exchange; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. The information set forth in the Offer Letter “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information regarding ownership of Assumed Warrants set forth in the Offer Letter under “The Offer, Section 11, Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None of the Company, its management, its board of directors, the dealer manager/information agent for the Offer or any other person or class of persons is making any recommendation as to whether holders of Assumed Warrants should tender Assumed Warrants for exchange in the Offer or consent to the Amendment and Restatement and making any solicitations in connection with the Offer.

Item 10. Financial Statements.

(a) Financial Information. Incorporated herein by reference is the Company’s financial statements that were included as Part II. Item 8 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 31, 2023 (the “10-K”).

The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

In addition, the information set forth in the Offer Letter under “The Offer, Section 12. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

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Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the section entitled “Certain Relationships and Related Transactions, and Director Independence” in Part III, Item 13 of the 10-K is incorporated herein by reference.

(2)	The information set forth in the Offer Letter and the related Letter of Transmittal and Consent is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c) Related Legal Proceeding. The information regarding the related legal proceeding set forth in the Offer Letter under “The Offer, Section 5.G., Related Legal Proceeding” is incorporated herein by reference.

Item 12. Exhibits.

(a) Exhibits Number	Description
(a)(1)(A)	Memorandum, dated March 9, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on March 10, 2023).

(a)(1)(B)	Offer to Exchange and Consent Solicitation.

(a)(1)(C)	Letter of Transmittal and Consent.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(i)	Agreement and Plan of Merger, dated as of February 24, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc., DWIN Merger Sub Inc., and DIAC Sponsor LLC, in its capacity as Purchaser Representative thereunder (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on March 2, 2022).+

(d)(ii)	Amendment to Agreement and Plan of Merger, dated as of April 26, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on April 27, 2022).

(d)(iii)	Amendment No. 2 to Agreement and Plan of Merger, dated as of July 6, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on July 6, 2022).

(d)(iv)	Amendment No. 3 to Agreement and Plan of Merger, dated as of August 12, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on August 12, 2022).

(d)(v)	Merger Agreement, dated January 10, 2023, by and between (i) FOXO Technologies Inc., (ii) FOXO Life Insurance Company (fka Memorial Insurance Company of America), (iii) FOXO Life, LLC and (iv) Security National Life Insurance Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on January 12, 2023).

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(d)(vi)	Certificate of Incorporation of FOXO Technologies Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(vii)	Bylaws of FOXO Technologies Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(viii)	Warrant Agreement, dated December 10, 2020, between Delwinds and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on December 16, 2020).

(d)(ix)	Form of Assumed Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(x)	Form of 15% Senior Promissory Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xi)	Investment Management Trust Agreement, dated December 10, 2020, by and between the Delwinds and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 16, 2020).

(d)(xii)	Registration Rights Agreement, dated December 10, 2020, by and among Delwinds and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 16, 2020).

(d)(xiii)	Securities Subscription Agreement, dated May 28, 2020, by and between Delwinds and DIAC Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed on September 11, 2020).

(d)(xiv)	Form of Backstop Subscription Agreements, dated February 24, 2022, by and between Delwinds and the Subscription investors thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xv)	FOXO Technologies Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xvi)	2022 Management Contingent Share Plan (including Notice of Grant) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4/A filed on August 26, 2022).

(d)(xvii)	FOXO Technologies Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xviii)	Form of FOXO Technologies Inc. 2020 Equity Incentive Plan Award Agreements (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xix)	Common Stock Purchase Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xx)	Registration Rights Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxi)	Form of Lock-Up Agreement, dated as of February 24, 2022, by and among Delwinds, the Purchaser Representative and the stockholders of FOXO party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 2, 2022).

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(d)(xxii)	Form of Voting Agreement, dated as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxiii)	Form of Non-Competition Agreement, effective as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxiv)	Forward Share Purchase Agreement, dated September 13, 2022, by and between (i) Delwinds, (ii) Meteora Special Opportunity Fund I, LP, a Delaware limited partnership (“MSOF”), (iii) Meteora Select Trading Opportunities Master, LP, a Cayman Islands limited partnership (“MSTO”) and (iv) Meteora Capital Partners, LP, a Delaware limited partnership (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxv)	Form of Revised Backstop Subscription Agreement, dated September 13, 2022 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed on September 21, 2022).+

(d)(xxvi)	Insider Letter Amendment (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxvii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxviii)	Form of Senior Promissory Note Purchase Agreement (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed on September 21, 2022).+

(d)(xxix)	Placement Agency Agreement (incorporated by reference to Exhibit 10.19 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxx)	Form of Lock-Up Release Agreement (incorporated by reference to Exhibit 10.20 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxxi)	Form of Securities Purchase Agreement, dated as of January 25 2021, by and among FOXO Technologies Inc. (now known as FOXO Technologies Operating Company) and purchaser signatories thereto (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed on November 21, 2022).+

(d)(xxxii)	Tyler Danielson’s Offer Letter (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q filed on November 21, 2022).

(d)(xxxiii)	Employment Agreement of Robby Potashnick (incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q filed on November 21, 2022).

(d)(xxxiv)	Amended and Restated Employment Agreement of Brian Chen (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1 filed on December 23, 2022).

(d)(xxxv)	Michael Will’s Offer Letter (incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q filed on November 21, 2022).

(d)(xxxvi)	Merger Agreement dated as of January 20, 2023, by and among Security National Life Insurance Company, FOXO Life, LLC, FOXO Life Insurance Company (fka Memorial Insurance Company of America), and FOXO Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on January 12, 2023).

(d)(xxxvii)	Employment Agreement of Taylor Fay (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form S-1/A filed on February 10, 2023).

(d)(xxxviii)	Amendment to Employment Agreement of Taylor Fay (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-1/A filed on February 10, 2023).

(g)	Not applicable.

(h)	Not applicable.

+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

(b) Filing Fee Exhibit

Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2023

FOXO TECHNOLOGIES INC.

By:	/s/ Tyler Danielson
Name:	Tyler Danielson
Title:	Interim Chief Executive Officer

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